
January 30, 2014

Via E-mail
Mr. Bernardo Camacho Chavarria
President and Chief Executive Officer
Nano Labs Corp.
The Ford Building
615 Griswold Street, 17th Floor, Suite 1715
Detroit, MI 48226

      Re: **Nano Labs Corp.**
              Form 10-K
              Filed October 15, 2013
              File No. 333-171658

Dear Mr. Chavarria:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for Fiscal Year Ended June 30, 2013

Item 1. Business, page 1

1. In future filings, please include the disclosure required by Item 101(h)(4)(iv) of Regulation S-K.

2. In future filings, please include the disclosure required by Item 101(h)(4)(x) of Regulation S-K.

3. We note disclosure in several places where you disclose that you are "pursuing several key licensing agreements . . ." and that you are "currently in discussions with . . . ." certain parties. Refer to pages 6, 7 and 8. In future filings, as applicable, please specify in each instance as of the date of your report whether you have entered into any formal agreements or contracts as a result of your pursuits and discussions, and if so, disclose the material terms of such agreements and file all material agreements as exhibits. If no formal agreements or contracts have been entered into, please so state.

Current Business Operations, page 1

4. In future filings, please clearly state in your Business section disclosure, as applicable, that you are a development stage company with no manufacturing capacity or agreements and have not generated any revenue.

5. In future filings, please disclose the duration of your provisional patents and explain the nature of provisional patents.

Universal Assignment, page 2

6. We note disclosure that you entered into a "universal assignment" on "December 13, 2013" with Dr. Castano. Please explain why you have not included this assignment as an exhibit to your Form 10-K. Further, as your 10-K was originally filed on October 15, 2013 and subsequently amended on November 14, 2013, it is not clear to us how your 10-K can disclose your entrance into the assignment on December 13, 2013, a date after your 10-K was filed. Please advise.

Non-Disclosure Agreement, page 8

7. We note your disclosure on page 8 that you "are currently reviewing two orders for 180,000 new LED Lights worth an estimated $54 million USD." This disclosure is unclear. Please supplementally explain to us (i) the basis for your estimate of the value of the two orders, (ii) who placed the orders and to whom, and (iii) how orders could be placed when there does not appear to be any formal agreement in place with CIVIK for a joint venture. In future filings, please avoid including estimated contract values you may or may not be a party to or have no currently ability to perform, without significantly more substantiation.

Material Agreements, page 10

8. You describe each of the "General Agreement" entered into with CIATEQ, AC on March 12, 2013, the "GMI Non-Disclosure Agreement" entered into with GMI of Mexico on August 12, 2013, and the "Services Agreement" with Dr. Arnulfo Rosas-Juarez entered into on May 1, 2013, under the heading "*Material* Agreements." It does not appear that you have filed any of the foregoing agreements with the Commission. Please file each of the foregoing agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K with your next periodic report, or advise why are not required to do so.

Purchase Order for 27,000 Liters, page 13

9. We note your disclosure on page 12 that you have begun testing your intumescent, fire resistant coating with Atencio and Atencio. We also note your disclosure that you have received a purchase order for 27,000 liters of your "nano coatings." As it does not appear

that you have any manufacturing capability, please supplementally explain to us how you plan to fulfil the purchase order. Further, please explain to us the terms of the purchase order and how much of the $630,000 payment you expect to receive as the purchase order was issued to both you and Atencio and Atencio, whom it appears, will solely be carrying out installation of the coatings.

Sources of Supply and Raw Materials, page 14

10. In future filings, please clearly disclose whether you have entered into any agreements or contracts with suppliers for raw materials. Please also disclose the materials necessary to manufacture your products.

Facilities, page 15

11. You disclose that your "executive, administrative and operating offices are located" in Detroit, Michigan. You also disclose on page 18 that you "conduct a substantial portion of [y]our business outside the United States" and on page 21 you disclose that "all of [y]our directors and officers are nationals and residents of Mexico." As it appears that Mr. Chavarria and Dr. Castano work and reside in Mexico, please supplementally explain to us the business purpose of your offices in Detroit, Michigan.

The commercial success of our products developed under the Nanotechnology Patent . . ., page 17

12. We note your reference to "Proteina21 product displays" and "Proteina21 products." As this does not appear applicable to your current or planned business or operations, in future filings, please revise your risk factor disclosure to correct for these unclear references.

Certain foreign countries could change its policies . . . , page 18

13. We note your reference to "political, economic and social developments in China." We then also note your discussion of Mexican government reforms and Mexican policies. Please supplementally explain to us your reference to China. In future filings, please ensure your disclosure reflects only those foreign country laws that may have an effect on your business or operations.

Item 10. Directors, Executive Officers and Corporate Governance, page 33

Executive Officers and Directors, page 33

14. In future filings, for each officer and director, please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the

conclusion that such person should serve as a director. <u>See</u> Item 401(e) of Regulation S-K.

<u>Summary Compensation Table, page 35</u>

15. We note that footnotes (1) and (2) do not appear to be tied to any footnotes in the table. We note a similar absence of a corresponding footnote (1) to the Outstanding Equity Awards table on page 36. In future filings, please ensure that footnotes correspond to a notation in the table.

16. You disclose on page F-12 that on October 10, 2012, you executed a three year consulting agreement with Dr. Victor Castano pursuant to which you will pay Dr. Castano $15,000 a month plus reimbursement for travel related expenses. In future filings, please include a narrative description of the material terms of Dr. Castano's consulting agreement in your Executive Compensation disclosure section. In addition, please file a copy of Dr. Castano's consulting agreement with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar at (202) 551-3787, or Craig Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief